Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three months ended March 31, 2026 and 2025

Rogers Communications Inc.	1	First Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended March 31
	Note	2026	2025

Revenue	5	5,482	4,976

Operating expenses:
Operating costs	6	3,118	2,722
Depreciation and amortization		1,221	1,166
Restructuring, acquisition and other	7	49	127
Finance costs	8	443	579
Other (income) expense	9	(4)	2

Income before income tax expense		655	380
Income tax expense		173	100

Net income for the period		482	280

Net income for the period attributable to:
RCI shareholders		438	280
Non-controlling interest		44	—

Earnings per share attributable to RCI shareholders:
Basic	10	$0.81	$0.52
Diluted	10	$0.80	$0.50
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	First Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended March 31
	2026	2025

Net income for the period	482	280

Other comprehensive income:

Items that will not be reclassified to income:
Equity investments measured at fair value through other comprehensive income (FVTOCI):
Increase (decrease) in fair value	11	(21)
Related income tax (expense) recovery	(1)	1

Equity investments measured at FVTOCI	10	(20)
Items that will not be reclassified to income	10	(20)

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized gain in fair value of derivative instruments	429	273
Reclassification to net income of (gain) loss on debt derivatives	(308)	8
Reclassification to net income or property, plant and equipment of gain on expenditure derivatives	(2)	(29)
Reclassification to net income for accrued interest	(20)	(33)
Related income tax expense	(53)	(68)

Cash flow hedging derivative instruments	46	151
Items that may subsequently be reclassified to income	46	151

Other comprehensive income for the period	56	131

Comprehensive income for the period	538	411

Comprehensive income for the period attributable to:
RCI shareholders	494	411
Non-controlling interest	44	—

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	First Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at March 31	As at December 31
	Note	2026	2025

Assets
Current assets:
Cash and cash equivalents		1,386	1,344
Accounts receivable	12	5,658	6,105
Inventories		461	550
Current portion of contract assets		150	151
Other current assets		1,420	1,239
Current portion of derivative instruments	11	266	99
Total current assets		9,341	9,488

Property, plant and equipment		26,272	26,307
Intangible assets		28,901	28,898
Investments	13	1,304	1,291
Derivative instruments	11	879	746
Financing receivables	12	1,141	1,198
Other long-term assets		2,090	2,052
Goodwill		20,032	20,032

Total assets		89,960	90,012

Liabilities and equity
Current liabilities:
Short-term borrowings	14	2,053	4,000
Accounts payable and accrued liabilities		4,485	4,831
Other current liabilities		3,765	3,831
Contract liabilities		1,078	1,114
Current portion of long-term debt	15	4,805	1,186
Current portion of lease liabilities	16	697	690
Total current liabilities		16,883	15,652

Provisions		55	55
Long-term debt	15	34,742	35,872
Lease liabilities	16	2,506	2,428
Other long-term liabilities		1,962	2,225
Deferred tax liabilities		9,489	9,494
Total liabilities		65,637	65,726

Equity
Equity attributable to RCI shareholders		17,975	17,751
Non-controlling interest		6,348	6,535
Equity	17	24,323	24,286

Total liabilities and equity		89,960	90,012

Subsequent events	11, 17

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	First Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Attributable to RCI shareholders
	Class A Voting Shares		Class B Non-Voting Shares
Three months ended March 31, 2026	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total	Non- controlling interest	Total equity
Balances, January 1, 2026	71	111,152	2,415	429,073	16,528	32	(1,305)	10	17,751	6,535	24,286
Net income for the period	—	—	—	—	438	—	—	—	438	44	482

Other comprehensive income:
FVTOCI investments, net of tax	—	—	—	—	—	10	—	—	10	—	10
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	46	—	46	—	46
Total other comprehensive income	—	—	—	—	—	10	46	—	56	—	56
Comprehensive income (loss) for the period	—	—	—	—	438	10	46	—	494	44	538

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(270)	—	—	—	(270)	—	(270)
Share class exchange	—	(3)	—	3	—	—	—	—	—	—	—

Dividends declared by a subsidiary to non-controlling interests (note 17)	—	—	—	—	—	—	—	—	—	(231)	(231)
Total transactions with shareholders	—	(3)	—	3	(270)	—	—	—	(270)	(231)	(501)

Balances, March 31, 2026	71	111,149	2,415	429,076	16,696	42	(1,259)	10	17,975	6,348	24,323

	Class A Voting Shares		Class B Non-Voting Shares
Three months ended March 31, 2025	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total equity
Balances, January 1, 2025	71	111,152	2,250	424,949	10,630	(7)	(2,551)	10	10,403
Net income for the period	—	—	—	—	280	—	—	—	280

Other comprehensive income:
FVTOCI investments, net of tax	—	—	—	—	—	(20)	—	—	(20)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	151	—	151
Total other comprehensive income	—	—	—	—	—	(20)	151	—	131
Comprehensive income for the period	—	—	—	—	280	(20)	151	—	411

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(269)	—	—	—	(269)
Share price change on DRIP dividends	—	—	—	—	(3)	—	—	—	(3)

Shares issued as settlement of dividends	—	—	86	1,943	—	—	—	—	86
Total transactions with shareholders	—	—	86	1,943	(272)	—	—	—	(186)

Balances, March 31, 2025	71	111,152	2,336	426,892	10,638	(27)	(2,400)	10	10,628

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	First Quarter 2026

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended March 31
	Note	2026	2025
Operating activities:
Net income for the period		482	280
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,221	1,166
Program rights amortization		53	19
Finance costs	8	443	579
Income tax expense		173	100
Post-employment benefits contributions, net of expense		16	17
Income from associates and joint ventures	9	(3)	(2)
Other		21	3
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		2,406	2,162
Change in net operating assets and liabilities	20	(159)	(83)
Income taxes paid		(200)	(188)
Interest paid		(552)	(595)

Cash provided by operating activities		1,495	1,296

Investing activities:
Capital expenditures	20	(808)	(978)
Additions to program rights and other intangible assets		(98)	(24)
Changes in non-cash working capital related to investing activities		(112)	12
Acquisitions and other strategic transactions, net of cash acquired		(85)	—
Other		(3)	1

Cash used in investing activities		(1,106)	(989)

Financing activities:
Net repayment of short-term borrowings	14	(1,952)	(853)
Net issuance of long-term debt	15	2,169	2,602
Net proceeds on settlement of debt derivatives and subsidiary equity derivatives	11	6	83
Transaction costs incurred	15	(27)	(38)
Principal payments of lease liabilities	16	(156)	(133)
Dividends paid to RCI shareholders	17	(270)	(185)
Distributions paid by subsidiaries to non-controlling interests	17	(116)	—
Other		(1)	(1)

Cash (used in) provided by financing activities		(347)	1,475

Change in cash and cash equivalents		42	1,782
Cash and cash equivalents, beginning of period		1,344	898

Cash and cash equivalents, end of period		1,386	2,680

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	First Quarter 2026

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is Canada's communications, sports and entertainment company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers, businesses, the public sector, and wholesale providers.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), Satellite, telephony (Home Phone), and home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, digital media, and sports team ownership.

During the three months ended March 31, 2026, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., its subsidiaries, and Maple Leaf Sports & Entertainment Ltd. (MLSE). Effective July 2025, Today's Shopping Choice (TSC) was transferred from the Media reportable segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These typical fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2025 (2025 financial statements).

References in these financial statements to the Shaw Transaction are to our acquisition of Shaw Communications Inc. (Shaw) on April 3, 2023. For additional details regarding the Shaw Transaction, see note 3 to our 2024 financial statements. References to the MLSE Transaction are to our acquisition of Bell's indirect 37.5% interest in MLSE on July 1, 2025. For additional details, see "MLSE Transaction" in our 2025 Annual MD&A and our 2025 financial statements. References to the "network transaction" are to our sale of a non-controlling interest in Backhaul Network Services Inc. (BNSI), a Canadian subsidiary of Rogers that owns a minor part of our wireless network. For additional details, see "Subsidiary Equity Investment" in our 2025 Annual MD&A and our 2025 financial statements.

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three months ended March 31, 2026 (first quarter 2026 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2025 financial statements. These first quarter 2026 interim financial statements were approved by RCI's Board of Directors (the Board) on April 21, 2026.

NOTE 2: MATERIAL ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these first quarter 2026 interim financial statements include only material transactions and changes occurring for the three months since our year-end of December 31, 2025 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These first quarter 2026 interim financial statements should be read in conjunction with the 2025 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

New Accounting Pronouncements Adopted in 2026
We adopted the following IFRS amendments in 2026. They did not have a material effect on our consolidated financial statements.

Rogers Communications Inc.	7	First Quarter 2026

•Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures, clarifying both the classification of financial assets linked to environmental, social, and governance as well as the timing in which a financial asset or financial liability is derecognized when using electronic payment systems.

Recent Accounting Pronouncements Not Yet Adopted
The IASB has not issued any new or amended accounting pronouncements in 2026.

The IASB has issued the following new standard that will become effective in future years:
•IFRS 18, Presentation and Disclosure in Financial Statements (replacing IAS 1, Presentation of Financial Statements), with an aim to improve the structure and content of the primary financial statements and comparability between issuers (January 1, 2027). The focus of IFRS 18 is on presentation in the statement of income by requiring income and expenses to be classified into operating, investing, and financing categories. The main business activities of a company drive classification of income and expense into appropriate categories and further disaggregation of operating expense line items will be required in the statement of income. It also introduces defined subtotals of "operating profit" and "profit before financing and income taxes" in the statement of income to improve comparability between companies. Impacts on the statement of cash flows include eliminating classification options for interest and dividend receipts (must be classified as investing) and payments (must be classified as financing). In addition, IFRS 18 provides guidance on the disclosure of "management-defined performance measures" in relation to the statement of income, including reconciliation requirements.

We are continuing to assess the impacts IFRS 18 will have on our consolidated financial statements. We expect our consolidated statements of income will be presented differently under IFRS 18 and there will be recategorizations of certain line items in the statements of income and statements of cash flows.

NOTE 3: CAPITAL RISK MANAGEMENT

Key Metrics and Ratios
We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the condensed consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us the associated access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. While our debt leverage ratio has increased as a result of the MLSE Transaction, we intend to manage our debt leverage ratio through combined operational synergies, organic growth in adjusted EBITDA, proceeds from asset sales and monetizations, equity financing, and debt repayment, as applicable. As at March 31, 2026 and December 31, 2025, we met our objectives for these metrics.

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2026	2025

Adjusted net debt [1,2]	37,966	38,856
Divided by: trailing 12-month adjusted EBITDA	9,930	9,820

Debt leverage ratio	3.8	4.0
1    For the purposes of calculating adjusted net debt, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    For the purposes of calculating adjusted net debt and debt leverage ratio, we have added the deferred government grant liability relating to our Canada Infrastructure Bank facility to reflect the inclusion of the cash drawings.

Rogers Communications Inc.	8	First Quarter 2026

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is an important indicator of our financial strength and performance.

		Three months ended March 31
(In millions of dollars)	Note	2026	2025

Adjusted EBITDA	4	2,364	2,254
Deduct (add):
Capital expenditures [1]	20	808	978
Interest on borrowings, net and capitalized interest	8	476	502
Cash income taxes [2]		200	188
Distributions paid by subsidiaries to non-controlling interests		116	—
Net cash proceeds on subsidiary equity derivatives [3]		(12)	—

Free cash flow		776	586
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Cash income taxes are net of refunds received.
3    Reflects the impact of the subsidiary equity derivatives, which we entered into to economically hedge the distributions to non-controlling interests. See note 11 for more information.

		Three months ended March 31
(In millions of dollars)	Note	2026	2025

Cash provided by operating activities		1,495	1,296
Add (deduct):
Capital expenditures	20	(808)	(978)
Interest on borrowings, net and capitalized interest	8	(476)	(502)
Interest paid		552	595
Restructuring, acquisition and other	7	49	127
Program rights amortization		(53)	(19)
Change in net operating assets and liabilities	20	159	83
Distributions paid by subsidiaries to non-controlling interests	17	(116)	—
Net cash proceeds on subsidiary equity derivatives	17	12	—
Post-employment benefit contributions, net of expense		(16)	(17)
Cash flows relating to other operating activities		(21)	(3)
Other investment (income) losses	9	(1)	4

Free cash flow		776	586

Available liquidity
Available liquidity fluctuates based on business circumstances. We continually manage (including through monitoring our access to capital markets), and aim to have sufficient, available liquidity at all times to help protect our ability to meet all of our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at March 31, 2026 and December 31, 2025, we had sufficient liquidity available to us to meet this objective.

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letter of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

Rogers Communications Inc.	9	First Quarter 2026

Our $815 million Canada Infrastructure Bank credit agreement is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes. During the three months ended March 31, 2026, we borrowed nil (2025 - $28 million) under this facility.

As at March 31, 2026		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		1,386	—	—	—	1,386
Bank credit facilities [2]:
Revolving	15	4,260	—	10	455	3,795
Non-revolving	15	300	300	—	—	—
Outstanding letters of credit		73	—	73	—	—
Receivables securitization [2]	14	2,400	1,600	—	—	800

Total		8,419	1,900	83	455	5,981
1    The US CP program amounts are gross of the discount on issuance.
2    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2025		Total sources	Drawn	Letters of credit	Net available
(In millions of dollars)	Note

Cash and cash equivalents		1,344	—	—	1,344
Bank credit facilities [1]:
Revolving	15	4,260	115	10	4,135
Non-revolving	14, 15	2,300	2,300	—	—
Outstanding letters of credit		45	—	45	—
Receivables securitization [1]	14	2,400	2,000	—	400

Total		10,349	4,415	55	5,879
1    The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements.

NOTE 4: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. Effective July 2025, TSC was transferred from the Media segment to Corporate Items, consistent with changes to its management structure. Comparative results have been recast to reflect this change, with no impact on consolidated results. We follow the same accounting policies for our segments as those described in note 2 of our 2025 financial statements. Segment results include items directly attributable to a segment as well as those that have been allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Rogers Communications Inc.	10	First Quarter 2026

Information by Segment

Three months ended March 31, 2026	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	5	2,557	1,932	916	77	5,482
Revenue from internal customers		34	16	72	(122)	—
Total revenue		2,591	1,948	988	(45)	5,482
Operating costs	6	1,268	826	988	36	3,118

Adjusted EBITDA		1,323	1,122	—	(81)	2,364

Depreciation and amortization						1,221
Restructuring, acquisition and other	7					49
Finance costs	8					443
Other income	9					(4)

Income before income taxes						655

Three months ended March 31, 2025	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue from external customers	5	2,521	1,918	463	74	4,976
Revenue from internal customers		23	17	79	(119)	—
Total revenue		2,544	1,935	542	(45)	4,976
Operating costs	6	1,233	827	605	57	2,722

Adjusted EBITDA		1,311	1,108	(63)	(102)	2,254

Depreciation and amortization						1,166
Restructuring, acquisition and other	7					127
Finance costs	8					579
Other expense	9					2

Income before income taxes						380

Rogers Communications Inc.	11	First Quarter 2026

NOTE 5: REVENUE

	Three months ended March 31
(In millions of dollars)	2026	2025

Wireless
Service revenue from external customers	1,997	2,003
Service revenue from internal customers	34	23
Service revenue	2,031	2,026
Equipment revenue from external customers	560	518
Total Wireless	2,591	2,544

Cable
Service revenue from external customers	1,922	1,907
Service revenue from internal customers	16	17
Service revenue	1,938	1,924
Equipment revenue from external customers	10	11
Total Cable	1,948	1,935

Media
Revenue from external customers	916	463
Revenue from internal customers	72	79
Total Media	988	542

Corporate items
Revenue from external customers	77	74
Revenue from internal customers	13	8
Total corporate items	90	82

Intercompany eliminations	(135)	(127)

Total revenue	5,482	4,976

Total service revenue	4,912	4,447
Total equipment revenue	570	529

Total revenue	5,482	4,976

Rogers Communications Inc.	12	First Quarter 2026

NOTE 6: OPERATING COSTS

	Three months ended March 31
(In millions of dollars)	2026	2025

Cost of equipment sales	547	517
Merchandise for resale	51	42
Good and services purchased	1,783	1,646
Employee salaries, benefits, and stock-based compensation	737	517

Total operating costs	3,118	2,722

NOTE 7: RESTRUCTURING, ACQUISITION AND OTHER

	Three months ended March 31
(In millions of dollars)	2026	2025

Restructuring, acquisition and other excluding Shaw Transaction integration-related costs	38	90
Shaw Transaction integration-related costs	11	37

Total restructuring, acquisition and other	49	127

The restructuring, acquisition and other costs excluding Shaw Transaction integration-related costs in 2025 and 2026 include severance and other departure-related costs associated with the targeted restructuring of our employee base. In 2026, we also incurred costs associated with certain litigation. In 2025, these costs also included costs related to the network transaction.

The Shaw Transaction integration-related costs in 2025 and 2026 consisted of incremental costs supporting integration activities related to the Shaw Transaction.

NOTE 8: FINANCE COSTS

		Three months ended March 31
(In millions of dollars)	Note	2026	2025

Interest on borrowings, net [1]		482	511
Interest on lease liabilities	16	39	36
Interest on post-employment benefits		(2)	(2)
Loss (gain) on foreign exchange		7	(11)
Change in fair value of derivative instruments		(12)	13
Change in fair value of subsidiary equity derivative instruments [2]		(105)	—
Capitalized interest		(6)	(9)
Deferred transaction costs and other		40	41

Total finance costs		443	579
1    Interest on borrowings, net includes interest on short-term borrowings and on long-term debt.
2    Reflects the change in fair value of derivatives entered related to our subsidiary equity investment (see note 11 for more information).

NOTE 9: OTHER (INCOME) EXPENSE

	Three months ended March 31
(In millions of dollars)	2026	2025

Income from associates and joint ventures	(3)	(2)
Other investment (income) losses	(1)	4

Total other (income) expense	(4)	2

Rogers Communications Inc.	13	First Quarter 2026

NOTE 10: EARNINGS PER SHARE

	Three months ended March 31
(In millions of dollars, except per share amounts)	2026	2025

Numerator (basic) - Net income attributable to RCI shareholders for the period	438	280

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	540	538
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	3	1

Weighted average number of shares outstanding - diluted	543	539

Earnings per share attributable to RCI shareholders:
Basic	$0.81	$0.52
Diluted	$0.80	$0.50

For the three months ended March 31, 2026 and 2025, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three months ended March 31, 2026 was reduced by $1 million (2025 - $8 million) in the diluted earnings per share calculation.

A total of 9,300,841 options were out of the money for the three months ended March 31, 2026 (2025 - 9,517,854). These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 11: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes, senior debentures, subordinated notes, and lease liabilities, as well as our expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and foreign currency forward contracts (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings (see note 15). We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings, with the exception of the interest rate swaps acquired in the MLSE Transaction, have not been designated as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three months ended March 31, 2026 and 2025.

	Three months ended March 31, 2026			Three months ended March 31, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	3,142	1.433	4,503
Debt derivatives settled	—	—	—	3,144	1.430	4,497
Net cash paid on settlement			—			(17)

US commercial paper program
Debt derivatives entered	854	1.374	1,173	299	1.435	429
Debt derivatives settled	528	1.367	722	613	1.431	877
Net cash (paid) received on settlement			(7)			2

Rogers Communications Inc.	14	First Quarter 2026

As at March 31, 2026, we had nil and US$326 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2025 - nil), at average rates of nil/US$ and 1.366/US$ (December 31, 2025 - nil/US$), respectively.

Subordinated notes
Below is a summary of the debt derivatives we entered into related to subordinated notes during the three months ended March 31, 2026 and 2025.

(In millions of dollars, except for coupon and interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
2026 issuances
March 27, 2026	750	2056	6.875%	6.193%	1,034

2025 issuances
February 12, 2025	1,100	2055	7.000%	5.440%	1,575
February 12, 2025	1,000	2055	7.125%	5.862%	1,432
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

As at March 31, 2026, we had US$16,661 million (December 31, 2025 - US$15,911 million) in US dollar-denominated debentures, and subordinated notes, of which all of the associated foreign exchange risk had been hedged using debt derivatives, at an average rate of $1.291/US$ (December 31, 2025 - $1.287/US$).

In March 2025, we repaid the entire outstanding principal amount of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity, resulting in $95 million received on settlement of the associated debt derivatives.

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three months ended March 31, 2026 and 2025.

		Three months ended March 31, 2026			Three months ended March 31, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	37	1.378	51	59	1.390	82
Debt derivatives settled	66	1.364	90	59	1.356	80
Net cash received on settlement			1			3

As at March 31, 2026, we had US$381 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2025 - US$410 million) with terms to maturity ranging from April 2026 to March 2029 (December 31, 2025 - January 2026 to December 2028), at an average rate of $1.367/US$ (December 31, 2025 - $1.365/US$).

Expenditure derivatives
We use foreign currency forward contracts and option contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures. In 2025, as a result of the MLSE Transaction, we acquired expenditure derivatives and other foreign exchange options that had previously been entered into by MLSE. The other foreign exchange options are effective economic hedges against future US dollar-denominated expenditures; however, they cannot be designated as hedges for accounting purposes. Changes in their fair values are recognized in "change in fair value of derivative instruments" in "finance costs".

Rogers Communications Inc.	15	First Quarter 2026

The following table provides further details on our outstanding foreign currency forward contracts and options as at March 31, 2026 and December 31, 2025.

	As at March 31		As at December 31
(in millions of dollars)	2026		2025
Type of hedge	Amount to receive (US$)	Amount to pay (Cdn$)	Amount to receive (US$)	Amount to pay (Cdn$)	Maturity	Hedged item
Cash flow	1,183	1,618	1,429	1,955	2026	Anticipated purchases
Cash flow	949	1,282	609	826	2027	Anticipated purchases
Cash flow	130	175	40	54	2028	Anticipated purchases
Cash flow	25	34	—	—	2029	Anticipated purchases
Cash flow	305	397	305	397	2026-2039	Future Toronto Blue Jays player compensation
Economic	144	190	216	285	2026	Anticipated purchases
Economic	372	500	420	565	2027	Anticipated purchases
Economic	181	243	205	275	2028	Anticipated purchases
Economic	45	61	45	61	2029	Anticipated purchases

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at March 31, 2026, we had equity derivatives outstanding for 6.5 million (December 31, 2025 - 5.5 million) Class B Non-Voting Shares with a weighted average price of $48.11 (December 31, 2025 - $46.81).
During the three months ended March 31, 2026, we entered into 1 million equity derivatives with a weighted average price of $55.23.

In April 2026, we reset the pricing on 0.2 million existing equity derivatives, resulting in net proceeds of $0.6 million. We also executed extension agreements on all equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2027 (from April 2026). The weighted average cost was adjusted to $48.20 per share.

Subsidiary equity derivatives
We have entered into cross-currency interest rate exchange agreements to manage the foreign exchange risk of our subsidiary equity investment (subsidiary equity derivatives). The subsidiary equity derivatives economically hedge our US dollar-denominated exposures arising from the subsidiary equity investment but cannot be designated as hedges for accounting purposes. These subsidiary equity derivatives convert an 8% US dollar-denominated cash flow into a Cdn$ rate of 7.16% until maturity on a quarterly basis.

Cash settlements on debt derivatives and subsidiary equity derivatives
Below is a summary of the net proceeds on settlement of debt derivatives and subsidiary equity derivatives during the three months ended March 31, 2026 and 2025.

	Three months ended March 31
(In millions of dollars, except exchange rates)	2026	2025

Credit facilities	—	(17)
US commercial paper program	(7)	2
Senior and subordinated notes	—	95
Lease liabilities	1	3
Subsidiary equity derivatives	12	—

Net proceeds on settlement of debt derivatives and subsidiary equity derivatives	6	83

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying value of our lease liabilities approximates their fair value because the discount rate used to calculate them

Rogers Communications Inc.	16	First Quarter 2026

approximates our current borrowing rate. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of derivatives in an asset position, the credit adjustment for the financial institution counterparty is added to the risk-free value to determine the estimated credit-adjusted value for each derivative. For those derivatives in a liability position, our credit adjustment is added to the risk-free value for each derivative.

The fair values of our equity derivatives are based on the period-end quoted market value of Class B Non-Voting Shares.

The fair value of the MLSE put liability is estimated using a market-based approach based on the values of the underlying teams and net assets owned by MLSE. Changes in the assumptions related to the team values underlying the valuation could have a material impact on the fair value of the MLSE put liability.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no financial instruments in Level 1 as at March 31, 2026 or December 31, 2025. There were no transfers between Level 1, Level 2, or Level 3 during the three months ended March 31, 2026 or 2025.

Below is a summary of our financial instruments carried at fair value as at March 31, 2026 and December 31, 2025.

	Carrying value		Fair value (Level 2)		Fair value (Level 3)
	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31
(In millions of dollars)	2026	2025	2026	2025	2026	2025
Financial assets
Investments, measured at FVTOCI:
Investments in private companies	223	212	—	—	223	212
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	984	787	984	787	—	—
Debt derivatives not accounted for as hedges	8	—	8	—	—	—
Expenditure derivatives accounted for as cash flow hedges	52	20	52	20	—	—
Equity derivatives not accounted for as hedges	43	37	43	37	—	—
Subsidiary equity derivatives not accounted for as hedges	58	1	58	1	—	—
Total financial assets	1,368	1,057	1,145	845	223	212

Financial liabilities
Long-term debt (including current portion)	39,547	37,058	38,622	36,523	—	—
MLSE put liability	3,316	3,316	—	—	3,316	3,316
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	472	645	472	645	—	—
MLSE interest rate swap	5	7	5	7	—	—
Expenditure derivatives accounted for as cash flow hedges	6	28	6	28	—	—
Expenditure derivatives not accounted for as hedges	9	17	9	17	—	—
Equity derivatives not accounted as hedges	8	9	8	9	—	—
Subsidiary equity derivatives not accounted for as hedges	—	36	—	36	—	—
Virtual power purchase agreement not accounted for as a hedge	5	6	5	6	—	—
Total financial liabilities	43,368	41,122	39,127	37,271	3,316	3,316

Rogers Communications Inc.	17	First Quarter 2026

NOTE 12: FINANCING RECEIVABLES

Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "accounts receivable" (when they are to be billed and collected within twelve months) and "financing receivables" on our interim condensed consolidated statements of financial position. Below is a breakdown of our financing receivable balances.

	As at March 31	As at December 31
(In millions of dollars)	2026	2025

Current financing receivables	2,406	2,448
Long-term financing receivables	1,141	1,198

Total financing receivables	3,547	3,646

NOTE 13: INVESTMENTS

	As at March 31	As at December 31
(In millions of dollars)	2026	2025

Investments in private companies, measured at FVTOCI	223	212
Investments, associates and joint ventures	1,081	1,079

Total investments	1,304	1,291

NOTE 14: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at March 31, 2026 and December 31, 2025.

	As at March 31	As at December 31
(In millions of dollars)	2026	2025

Receivables securitization program	1,600	2,000
US commercial paper program (net of the discount on issuance)	453	—
Non-revolving credit facility borrowings (net of the discount on issuance)	—	2,000

Total short-term borrowings	2,053	4,000

Rogers Communications Inc.	18	First Quarter 2026

Below is a summary of the activity relating to our short-term borrowings for the three months ended March 31, 2026 and 2025.

		Three months ended March 31, 2026			Three months ended March 31, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Proceeds received from receivables securitization			400			—
Repayment of receivables securitization			(800)			(400)
Net repayment of receivables securitization			(400)			(400)

Proceeds received from US commercial paper	854	1.374	1,173	299	1.435	429
Repayment of US commercial paper	(531)	1.365	(725)	(616)	1.430	(881)
Net proceeds received from (repayment of) US commercial paper			448			(452)

Proceeds received from non-revolving credit facilities (US$) [1]	—	—	—	1,045	1.433	1,497
Repayment of non-revolving credit facilities (Cdn$) [1]			(2,000)			—
Repayment of non-revolving credit facilities (US$) [1]	—	—	—	(1,048)	1.429	(1,498)
Net repayment of non-revolving credit facilities			(2,000)			(1)

Net repayment of short-term borrowings			(1,952)			(853)
1    Borrowings under our non-revolving facilities matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

Receivables Securitization Program
Below is a summary of our receivables securitization program as at March 31, 2026 and December 31, 2025.

	As at March 31	As at December 31
(In millions of dollars)	2026	2025

Receivables sold to buyer as security	3,509	3,251
Short-term borrowings from buyer	(1,600)	(2,000)

Overcollateralization	1,909	1,251

Below is a summary of the activity related to our receivables securitization program for the three months ended March 31, 2026 and 2025.

	Three months ended March 31
(In millions of dollars)	2026	2025

Receivables securitization program, beginning of period	2,000	2,000
Net repayment of receivables securitization	(400)	(400)

Receivables securitization program, end of period	1,600	1,600

Rogers Communications Inc.	19	First Quarter 2026

US Commercial Paper Program
Below is a summary of the activity relating to our US CP program for the three months ended March 31, 2026 and 2025.

		Three months ended March 31, 2026			Three months ended March 31, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

US commercial paper program, beginning of period	—	—	—	314	1.439	452
Net proceeds received from (repayment of) US commercial paper	323	1.387	448	(317)	1.426	(452)
Discounts on issuance [1]	2	n/m	3	3	n/m	4
Loss (gain) on foreign exchange [1]			2			(4)

US commercial paper program, end of period	325	1.394	453	—	—	—
n/m - not meaningful
1    Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 11). We have not designated these debt derivatives as hedges for accounting purposes.

Non-Revolving Credit Facility
Below is a summary of the activity relating to our non-revolving credit facilities for the three months ended March 31, 2026 and 2025.

	Three months ended March 31
(In millions of dollars)	2026	2025

Non-revolving credit facility, beginning of period	2,000	507
Net repayment of non-revolving credit facilities	(2,000)	(1)
Gain on foreign exchange [1]	—	(4)

Non-revolving credit facility, end of period	—	502
1    Included in finance costs.

Concurrent with our US dollar-denominated borrowings under our credit facilities in 2025, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings.

Rogers Communications Inc.	20	First Quarter 2026

NOTE 15: LONG-TERM DEBT

				Principal amount	Interest rate	As at March 31	As at December 31
(In millions of dollars, except interest rates)	Par call date	Due date				2026	2025

Bank credit facilities (Cdn$ portion)					Floating	300	415
Canada Infrastructure Bank credit facility		2052			1.000%	134	134
Senior notes	n/a	Sep 2026		500	5.650%	500	500
Senior notes	Aug 2026	Nov 2026	US	500	2.900%	696	686
Senior notes [1]	Dec 2026	Mar 2027		300	3.800%	300	300
Senior notes	Jan 2027	Mar 2027		1,500	3.650%	1,500	1,500
Senior notes	Feb 2027	Mar 2027	US	1,300	3.200%	1,809	1,784
Senior notes	Aug 2028	Sep 2028		1,000	5.700%	1,000	1,000
Senior notes [1]	Aug 2028	Nov 2028		500	4.400%	500	500
Senior notes	Jan 2029	Feb 2029	US	1,250	5.000%	1,740	1,716
Senior notes	Feb 2029	Apr 2029		1,000	3.750%	1,000	1,000
Senior notes	Feb 2029	May 2029		700	3.250%	700	700
Senior notes [1]	Sep 2029	Dec 2029		159	3.300%	159	159
Senior notes	Jul 2030	Sep 2030		500	5.800%	500	500
Senior notes [1]	Sep 2030	Dec 2030		210	2.900%	210	210
Senior notes	Dec 2031	Mar 2032	US	2,000	3.800%	2,783	2,745
Senior notes	Jan 2032	Apr 2032		1,000	4.250%	1,000	1,000
Senior debentures [2]	n/a	May 2032	US	200	8.750%	278	275
Senior notes	Jun 2033	Sep 2033		1,000	5.900%	1,000	1,000
Senior notes	Nov 2033	Feb 2034	US	1,250	5.300%	1,740	1,716
Senior notes	n/a	Aug 2038	US	350	7.500%	487	480
Senior notes	n/a	Nov 2039		500	6.680%	500	500
Senior notes [1]	n/a	Nov 2039		1,450	6.750%	1,450	1,450
Senior notes	Feb 2040	Aug 2040		800	6.110%	800	800
Senior notes	Sep 2040	Mar 2041		400	6.560%	400	400
Senior notes	Sep 2041	Mar 2042	US	750	4.500%	1,044	1,029
Senior notes	Sep 2042	Mar 2043	US	382	4.500%	531	524
Senior notes	Apr 2043	Oct 2043	US	650	5.450%	905	892
Senior notes	Sep 2043	Mar 2044	US	752	5.000%	1,046	1,032
Senior notes	Aug 2047	Feb 2048	US	506	4.300%	704	694
Senior notes	Nov 2048	May 2049	US	630	4.350%	877	865
Senior notes	May 2049	Nov 2049	US	541	3.700%	753	743
Senior notes [1]	Jun 2049	Dec 2049		26	4.250%	26	26
Senior notes	Sep 2051	Mar 2052	US	2,000	4.550%	2,783	2,745
Senior notes	Oct 2051	Apr 2052		1,000	5.250%	1,000	1,000
Subordinated notes [3]	Feb 2030	Apr 2055	US	1,100	7.000%	1,531	1,510
Subordinated notes [3]	Feb 2035	Apr 2055	US	1,000	7.125%	1,392	1,373
Subordinated notes [3]	Feb 2030	Apr 2055		1,000	5.625%	1,000	1,000
Subordinated notes [3]	Jul 2031	Jul 2056	US	750	6.875%	1,044	—
Subordinated notes [3]	Jul 2031	Jul 2056		1,250	6.250%	1,250	—
Subordinated notes [3]	Dec 2026	Dec 2081		2,000	5.000%	2,000	2,000
Subordinated notes [3]	Mar 2027	Mar 2082	US	750	5.250%	1,044	1,029
						40,416	37,932
Deferred transaction costs and discounts						(790)	(795)
Deferred government grant liability						(79)	(79)
Less current portion						(4,805)	(1,186)

Total long-term debt						34,742	35,872
1    Senior notes originally issued by Shaw Communications Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at March 31, 2026 and December 31, 2025.
2    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at March 31, 2026 and December 31, 2025.
3    The subordinated notes can be redeemed at par on the noted par call date or on any subsequent interest payment date.

Rogers Communications Inc.	21	First Quarter 2026

The tables below summarize the activity relating to our long-term debt for the three months ended March 31, 2026 and 2025.

	Three months ended March 31, 2026			Three months ended March 31, 2025
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (Cdn$)			—			28
Credit facility repayments (Cdn$)			(115)			—
Net (repayments) borrowings under credit facilities			(115)			28

Term loan facility net borrowings (US$) [1]	—	—	—	1	n/m	6
Net borrowings under term loan facility			—			6

Senior note repayments (US$)	—	—	—	(1,000)	1.439	(1,439)

Net repayment of senior notes			—			(1,439)

Subordinated note issuances (Cdn$)			1,250			1,000
Subordinated note issuances (US$)	750	1.379	1,034	2,100	1.432	3,007
Total issuances of subordinated notes			2,284			4,007

Net issuance of subordinated notes			2,284			4,007

Net issuance of long-term debt			2,169			2,602
1    Borrowings under our term loan facility matured and were reissued regularly, such that until repaid, we maintained net outstanding borrowings equivalent to the then-current credit limit on the reissue dates.

	Three months ended March 31
(In millions of dollars)	2026	2025

Long-term debt, beginning of period	37,058	41,896
Net issuance of long-term debt	2,169	2,602
Increase in government grant liability related to Canada Infrastructure Bank facility	—	(17)
Loss (gain) on foreign exchange	315	(14)
Deferred transaction costs incurred	(26)	(51)
Amortization of deferred transaction costs	31	36

Long-term debt, end of period	39,547	44,452

Rogers Communications Inc.	22	First Quarter 2026

Subordinated Notes
Issuance of subordinated and related debt derivatives
Below is a summary of the subordinated notes we issued during the three months ended March 31, 2026 and 2025.

(In millions of dollars, except interest rates and discounts)					Issue price per $1,000 principal amount	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
Date issued		Principal amount	Due date	Interest rate

2026 issuances
March 27, 2026 (subordinated) [3]	US	750	2056	6.875%	1,000.00	1,034	13
March 27, 2026 (subordinated) [3]		1,250	2056	6.250%	1,000.00	1,250	13

2025 issuances
February 12, 2025 (subordinated) [3]	US	1,100	2055	7.000%	1,000.00	1,575	21
February 12, 2025 (subordinated) [3]	US	1,000	2055	7.125%	1,000.00	1,432	19
February 12, 2025 (subordinated) [3]		1,000	2055	5.625%	999.83	1,000	11
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method. The two issuances of subordinated notes due 2056 can be redeemed at par on July 31, 2031, or on any subsequent interest payment date. The three issuances of subordinated notes due 2055 can be redeemed at par on February 15, 2030, February 15, 2035, and February 15, 2030, respectively, or on any subsequent interest payment date.

2026
In March 2026, we issued two tranches of subordinated notes, consisting of:
•US$750 million due 2056 with an initial coupon of 6.875% for the first five years; and
•$1.25 billion due 2056 with an initial coupon of 6.250% for the first five years.

Concurrent with the US dollar-denominated issuances, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $2.3 billion from the issuance, and we used the proceeds to repay debt.

The US$750 million and the Cdn$1.25 billion notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities.

2025
In February 2025, we issued three tranches of subordinated notes, consisting of:
•US$1.1 billion due 2055 with an initial coupon of 7.00% for the first five years;
•US$1 billion due 2055 with an initial coupon of 7.125% for the first ten years; and
•$1 billion due 2055 with an initial coupon of 5.625% for the first five years.

Concurrent with these US dollar-denominated issuances, we entered into debt derivative to convert all interest and principal payment obligations to Canadian dollars. We received net proceeds of $4.0 billion from the issuances.

The US$1.1 billion and the Cdn$1 billion notes can be redeemed at par on their five-year anniversary or on any subsequent interest payment date. The US$1 billion notes can be redeemed at par on their ten-year anniversary or on any subsequent interest payment date. The subordinated notes are unsecured and subordinated obligations of RCI. Payment on these notes will, under certain circumstances, be subordinated to the prior payment in full of all of our senior indebtedness, including our senior notes, debentures, and bank credit facilities.

Repayment of senior notes and related derivative settlements
In March 2025, we repaid the entire outstanding principal of our US$1 billion 2.95% senior notes and settled the associated debt derivatives at maturity. As a result, we repaid $1,344 million, including $95 million received on settlement of the associated debt derivatives. In April 2025, we repaid the entire outstanding principal of our $1.25 billion 3.10% senior notes at maturity. There were no derivatives associated with these senior notes.

Rogers Communications Inc.	23	First Quarter 2026

NOTE 16: LEASES

Below is a summary of the activity related to our lease liabilities for the three months ended March 31, 2026 and 2025.

	Three months ended March 31
(In millions of dollars)	2026	2025

Lease liabilities, beginning of period	3,118	2,778
Net additions	235	150
Interest on lease liabilities	39	36
Interest payments on lease liabilities	(33)	(33)
Principal payments of lease liabilities	(156)	(133)

Lease liabilities, end of period	3,203	2,798

NOTE 17: EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2026 and 2025.

				Dividends paid (in millions of dollars)			Number of Class B Non-Voting Shares issued (in thousands) [1]
Declaration date	Record date	Payment date	Dividend per share (dollars)	In cash	In Class B Non-Voting Shares	Total

January 28, 2026	March 10, 2026	April 2, 2026	0.50	270	—	270	—

January 29, 2025	March 10, 2025	April 2, 2025	0.50	188	81	269	2,181
April 22, 2025	June 9, 2025	July 3, 2025	0.50	270	—	270	—
July 22, 2025	September 8, 2025	October 3, 2025	0.50	270	—	270	—
October 22, 2025	December 8, 2025	January 2, 2026	0.50	270	—	270	—
1    Class B Non-Voting Shares were issued as partial settlement of our quarterly dividend payable on the payment date under the terms of our dividend reinvestment plan (DRIP).

On April 21, 2026, the Board declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on July 6, 2026, to shareholders of record on June 9, 2026.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

Dividends to Non-Controlling Interests
Below is a summary of dividends we declared and paid to non-controlling interests in 2026.

Declaration and payment date	Distributions paid (in millions of dollars)

February 2026	116

In addition to the payment declared at the February 2026 BNSI board of directors meeting, a dividend of $115 million to be paid in May 2026 has been accrued.

Rogers Communications Inc.	24	First Quarter 2026

NOTE 18: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in net income, for the three months ended March 31, 2026 and 2025.

	Three months ended March 31
(In millions of dollars)	2026	2025

Stock options	10	(9)
Restricted share units	21	3
Deferred share units	4	(2)
Equity derivative effect, net of interest receipt	(10)	24

Total stock-based compensation expense	25	16

As at March 31, 2026, we had a total liability recognized at its fair value of $179 million (December 31, 2025 - $189 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three months ended March 31, 2026, we paid $43 million (2025 - $26 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Below is a summary of the activity related to stock option plans, including performance options, for the three months ended March 31, 2026 and 2025.

	Three months ended March 31, 2026		Three months ended March 31, 2025
(in number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	11,766,094	$58.58	9,707,847	$63.89
Granted	340,932	$53.94	2,687,103	$40.37
Exercised	(162,132)	$47.71	—	—
Forfeited	—	—	(189,993)	$58.26

Outstanding, end of period	11,944,894	$58.60	12,204,957	$58.80

Exercisable, end of period	8,584,790	$62.64	6,877,328	$63.96

We did not grant any performance stock options during the three months ended March 31, 2026 (2025 - nil).

Unrecognized stock-based compensation expense related to stock option plans was $12 million as at March 31, 2026 (December 31, 2025 - $12 million) and will be recognized in net income within periods of up to the next four years as the options vest.

Restricted Share Units
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three months ended March 31, 2026 and 2025.

	Three months ended March 31
(in number of units)	2026	2025

Outstanding, beginning of period	3,329,552	2,448,224
Granted and reinvested dividends	1,481,187	1,761,246
Exercised	(774,831)	(540,680)
Forfeited	(48,748)	(56,739)

Outstanding, end of period	3,987,160	3,612,051

Rogers Communications Inc.	25	First Quarter 2026

Included in the above table are grants of 473,426 performance RSUs to certain key employees during the three months ended March 31, 2026 (2025 - 291,067).

Unrecognized stock-based compensation expense related to these RSUs was $98 million as at March 31, 2026 (December 31, 2025 - $54 million) and will be recognized in net income within periods of up to the next three years as the RSUs vest.

Deferred Share Unit Plan
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three months ended March 31, 2026 and 2025.

	Three months ended March 31
(in number of units)	2026	2025

Outstanding, beginning of period	983,782	908,678
Granted and reinvested dividends	88,459	206,257
Exercised	(3,022)	(70,771)
Forfeited	(15)	(285)

Outstanding, end of period	1,069,204	1,043,879

Included in the above table are grants of 1,135 performance DSUs to certain key executives during the three months ended March 31, 2026 (2025 - 1,269).

Unrecognized stock-based compensation expense related to granted DSUs was $11 million as at March 31, 2026 (December 31, 2025 - $10 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs granted are fully vested.

NOTE 19: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three months ended March 31, 2026 and 2025 were less than $1 million, respectively.

Transactions with Related Parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by our Director Michael J. Cooper. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to this related party were nominal for the three months ended March 31, 2026 and 2025.

We have also entered into certain transactions with the Shaw Family Group. Total transactions with the Shaw Family Group during the three months ended March 31, 2026 and 2025 were less than $1 million.

In addition, we assumed a liability through the Shaw Transaction related to a legacy pension arrangement with one of our directors whereby the director will be paid $1 million per month until March 2035, $3 million of which was paid during the three months ended March 31, 2026. The remaining liability of $81 million is included in "accounts payable and accrued liabilities" (for the amount to be paid within the next twelve months) or "other long-term liabilities".

We recognized these transactions at the amounts agreed to by the related parties, which were also approved by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and generally due for payment in cash within one month of the date of the transaction.

Rogers Communications Inc.	26	First Quarter 2026

NOTE 20: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Net Operating Assets and Liabilities

	Three months ended March 31
(In millions of dollars)	2026	2025

Accounts receivable, excluding financing receivables	345	213
Financing receivables	100	92
Contract assets	3	8
Inventories	89	79
Other current assets	(164)	(181)
Accounts payable and accrued liabilities	(416)	(353)
Contract and other liabilities	(116)	59

Total change in net operating assets and liabilities	(159)	(83)

Capital Expenditures

	Three months ended March 31
(In millions of dollars)	2026	2025

Capital expenditures before proceeds on disposition	810	979
Proceeds on disposition	(2)	(1)

Capital expenditures	808	978

Rogers Communications Inc.	27	First Quarter 2026